UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Gregg J. Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

April 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp (59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 210,460,824 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 210,460,824 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,460,824 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.6% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Reflects 541,422 shares of common stock, par value $0.001, of Match Group, Inc. (“Match Group”) and 209,919,402 shares of Class B common stock, par value $0.001, of Match Group beneficially owned by IAC/InterActiveCorp (in the case of the shares of Class B common stock, on an as converted basis into shares of common stock in accordance with their terms).

(2)         Assumes conversion of all shares of Class B common stock beneficially owned by IAC/InterActiveCorp into shares of common stock on a one-for-one basis.  Because each share of Class B common stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, IAC/InterActiveCorp may be deemed to beneficially own equity securities of Match Group representing approximately 98.2% of the total voting power of all classes of capital stock of Match Group, based on 38,364,777 and 209,919,402 shares of common stock and Class B Common Stock outstanding, respectively, on January 29, 2016. See Item 5.

Introductory Note

IAC/InterActiveCorp (“IAC”) previously reported its beneficial ownership of common stock, par value $0.001, of Match Group, Inc., the class of securities to which this Schedule 13D relates, on a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2016 (the “Schedule 13G”). The Schedule 13G was filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities and Exchange Act of 1934, as amended (the “Act”).

As a result of the Issuance (as defined below), IAC may be deemed to have acquired, for purposes of Section 13(d)(6)(B) of the Act, beneficial ownership of more than 2% of the subject class of securities during the twelve month period preceding the Issuance. Accordingly, IAC is filing this Schedule 13D pursuant to Section 13(d) of the Act.

Item 1.   Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share ( “Company Common Stock”), of Match Group, Inc., a Delaware corporation (the “Company” or “Match Group”).  The principal executive offices of the Company are located at 8300 Douglas Avenue, Suite 800, Dallas, TX 75225.

Item 2.   Identity and Background.

This Schedule 13D is being filed by IAC, a corporation organized under the laws of Delaware.  The principal business offices of IAC are located at 555 West 18th Street, New York, New York. IAC is a leading media and Internet company comprised of some of the world’s most recognized brands and products, such as HomeAdvisor, Vimeo, About.com, Dictionary.com, The Daily Beast, Investopedia, and Match Group’s online dating portfolio, which includes Match, OkCupid and Tinder.

Annex A, which is attached hereto and incorporated by reference herein, contains the following information concerning each director, executive officer and controlling person of IAC: (a) name and business address; (b) principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted.  To the knowledge of IAC, each of the persons named on Annex A (the “Annexed Persons”), is a United States citizen.  During the last five years, with the exception of the matter listed on Annex B hereto and incorporated by reference herein, neither IAC nor any Annexed Person (to the knowledge of IAC) has been: (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Pursuant to the Employee Matters Agreement, dated as of November 24, 2015, by and between IAC and the Company, as amended effective as of April 13, 2016 (the “Employee Matters Agreement”), 541,422 shares of Company Common Stock were issued to IAC on April 13, 2016 as reimbursement for shares of common stock, par value $0.001 of IAC (“IAC Common Stock”) issued in connection with the exercise and settlement of equity awards denominated in shares of a subsidiary of the Company (the “Issuance”).

Item 4.   Purpose of Transaction.

The information contained in Items 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

The Employee Matters Agreement provides that, with respect to equity awards denominated in shares of certain subsidiaries of the Company, IAC may elect to cause such equity awards to be settled in either shares of IAC Common Stock or Company Common Stock and, to the extent that shares of IAC Common Stock are issued in settlement of such equity awards, the Company will reimburse IAC for the cost of such shares of IAC Common stock by issuing additional shares of Company Common Stock to IAC.  The shares of Company Common Stock reported herein were acquired for the purpose of increasing IAC’s investment in the Company, pursuant to the rights set forth in the Employee Matters Agreement and described immediately above.

Each share of Class B Common Stock, par value $0.001, of the Company (“Class B Common Stock”) held by IAC entitles IAC to ten votes on all matters on which the holders of the Class B Common Stock are entitled to vote and each share of Company Common Stock entitles IAC to one vote on all matters on which the holders of Company Common Stock are entitled to vote. Shares of Company Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of the Company’s stockholders. As a result, IAC beneficially owns shares of Company Common Stock and Class B Common Stock representing approximately 98.2% of the total voting power of all classes of the Company’s capital stock outstanding as of January 29, 2016.  Accordingly, IAC is in a position to control the outcome of substantially all matters requiring stockholder approval, including, but not limited, to the election of directors, mergers, and other business combinations. Subject to the fiduciary responsibilities of the directors of the Company, IAC, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Company.

IAC may, from time to time, depending on market conditions and other factors deemed relevant by IAC, acquire additional shares of Company Common Stock or Class B Common Stock. IAC reserves the right to, and may in the future choose to, take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market or in a private transaction, all or a portion of the shares of Company Common Stock or Class B Common Stock which IAC now owns or may hereafter acquire.

Except as described herein, as of the date of this Schedule 13D, IAC has no plans or proposals which relate to or would result in any of the following actions:

•                  the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

•                  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•                  a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•                  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

•                  any material change in the present capitalization or dividend policy of the Company;

•                  any other material change in the Company’s business or corporate structure;

•                  changes in the Company’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

•                  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•                  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)                                 IAC beneficially owns 541,422 shares of Company Common Stock, representing approximately 1.4% of the outstanding shares of Common Stock. IAC also beneficially owns 209,919,402 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock.  In accordance with their terms, shares of Class B Common Stock are convertible into shares of Company Common Stock on a one-for-one basis, at any time at the election of IAC. On an as-converted basis, IAC is the beneficial owner of shares of Company Common Stock and Class B Common Stock representing approximately 98.2% of the total voting power of all classes of the Company’s capital stock and 84.6% of the total outstanding shares of the Company’s capital stock as of January 29, 2016.

(b)                                 IAC has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Company Common Stock and Class B Common Stock it owns.

(c)                                  Except as described herein, IAC has not effected any transactions in the shares of Common Stock during the past 60 days.

(d)                                 No person other than IAC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Company Common Stock beneficially owned by IAC.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Investor Rights Agreement.   Under the Investor Rights Agreement, dated as of November 24, 2015, by and between the Company and IAC (the “Investor Rights Agreement”), subject to certain limitations, IAC is entitled to registration under the Securities Act of 1933 (the “Securities Act”) for shares of Company Common Stock it owns, and, in connection with any future distribution to IAC’s stockholders, registration with any applicable federal or state governmental authority, of all or any portion of any Company Common Stock covered by the Investor Rights Agreement. The Company is required to use its reasonable best efforts to qualify to register the sale of Company Common Stock on Form S-3, and, after the Company is so qualified, IAC may request registration under the Securities Act on Form S-3, subject to certain limitations.

If the Company at any time intends to file on its own behalf or on behalf of any of its other security holders a registration statement in connection with a public offering of any of its securities on a form and in a manner that would permit the registration for the offer and sale of Company Common Stock held by IAC, IAC has the right to include its shares of Company Common Stock in such registration statement and offering.

In the event that the Company issues or proposes to issue any shares of Company Common Stock (with certain limited exceptions), including shares issued upon the exercise, conversion or exchange of options, warrants and convertible securities, IAC will generally have a purchase right that permits it to purchase for fair market value (as defined in the Investor Rights Agreement), up to such number of shares of Company Common Stock as would enable IAC to maintain the same ownership interest in the Company that it had immediately prior to such issuance or proposed issuance.

Employee Matters Agreement.   The Employee Matters Agreement provides that: (i) the Company will reimburse IAC for the cost of any IAC equity awards held by the Company’s employees and former employees and that IAC may elect to receive payment either in cash or Company Common Stock; (ii) with respect to equity awards denominated in shares of certain of the Company’s subsidiaries, IAC may elect to cause such equity awards to be settled in either shares of IAC Common Stock or Company Common Stock and, to the extent that shares of IAC Common Stock are issued in settlement of such equity awards, the Company will reimburse IAC for the cost of such shares of IAC Common Stock by issuing to IAC additional shares of Company Common Stock.

Voting Power.   IAC beneficially owns all of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock entitles the holder thereof to ten votes per share on matters presented to Company stockholders for approval, while each share of Company Common Stock entitles the holder thereof to only one vote per share on such matters. IAC currently holds shares of Company Common Stock and Class B Common Stock representing 98.2% of the total voting power of all classes of the Company’s capital stock outstanding as of January 29, 2016. Accordingly, IAC is in a position to control the outcome of substantially all matters requiring stockholder approval, including, but not limited, to the election of directors, mergers, and other business combinations. Subject to the fiduciary responsibilities of the directors of the Company, IAC, through his ability to control the outcome of any election of directors, is able to direct management policy, strategic direction and financial decisions of the Company.

Conversion of Shares of Class B Common Stock.   In accordance with their terms, shares of Class B Common Stock may be converted into shares of Company Common Stock on a one-for-one basis, at any time at the election of IAC.

Item 7.   Materials to be Filed as Exhibits.

99.1

Employee Matters Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.2 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

99.2	Amendment Number One to the Employee Matters Agreement, effective as of April 13, 2016, by and between IAC/InterActiveCorp and Match Group, Inc.

99.3

Investor Rights Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.3 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: April 14, 2016

IAC/INTERACTIVECORP

/s/ GREGG WINIARSKI

	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel
& Secretary

Annex A

Set forth below is the name, business address, principal occupation or employment and principal business in which such occupation or employment is conducted of each director, executive officer and controlling person of IAC/InterActiveCorp (“IAC”).  All of the individuals listed below are directors and/or executive officers of IAC.  Unless otherwise indicated, the business address of each person listed below is 555 West 18th Street, New York, NY 10011.

NAME AND PRINCIPAL BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED
Edgar Bronfman, Jr. c/o Accretive, LLC 51 Madison Avenue, 31st Floor New York, NY 10010	Managing Partner	Accretive, LLC
Chelsea Clinton c/o The Clinton Foundation 1274 Avenue of the Americas New York, NY 10020	Vice Chair	The Clinton Foundation
Barry Diller	Chairman & Senior Executive	IAC
Michael Eisner c/o The Tornante Company, LLC 233 South Beverly Drive, 2nd Floor Beverly Hills, CA 90212	Chairman	The Tornante Company, LLC
Bonnie Hammer c/o NBCUniversal Cable Entertainment 30 Rockefeller Plaza New York, NY 10112	Chairman	NBCUniversal Cable Entertainment
Joey Levin	CEO	IAC
Bryan Lourd c/o CAA 9830 Wilshire Blvd. Beverly Hills, CA 90212	Partner and Managing Director	Creative Artists Agency
Victor Kaufman	Vice Chairman	IAC
David Rosenblatt c/o 1stdibs.com 51 Astor Place 3rd Floor New York, NY 10003	Chief Executive Officer	1stdibs.com
Glenn H. Schiffman	Chief Financial Officer	IAC
Alan Spoon c/o Polaris Venture Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Partner Emeritus	Polaris Venture Partners
Mark Stein	Executive Vice President & Chief Strategy Officer	IAC

Gregg Winiarski	Executive Vice President, General Counsel & Secretary	IAC
Alexander von Furstenberg c/o Ranger Global Advisors 9465 Wilshire Blvd. Beverly Hills, CA 90212	Founder and Chief Investment Officer	Ranger Global Advisors
Richard F. Zannino c/o CCMP Capital Advisors, LLC 245 Park Avenue, 16th Floor New York, NY 10167	Managing Director	CCMP Capital Advisors

Annex B

In June 2010, Edgar Bronfman, Jr., was part of a trial in the Trial Court in Paris involving six other individuals, including the former Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Vivendi Universal. The other individuals faced various criminal charges and civil claims relating to Vivendi, including Vivendi’s financial disclosures, the appropriateness of executive compensation and trading in Vivendi stock. Mr. Bronfman previously served as the Vice Chairman of Vivendi and faced a charge and claims relating to certain trading in Vivendi stock in January 2002. At the trial, the public prosecutor and the lead civil claimant both took the position that Mr. Bronfman should be acquitted. In January 2011, the court found Mr. Bronfman guilty of the charge relating to his trading in Vivendi stock, found him not liable to the civil claimants and imposed a fine of 5 million euros and a suspended sentence of fifteen months. Mr. Bronfman appealed the Trial Court decision to the Paris Court of Appeal. In November 2013, Mr. Bronfman participated in a re-trial before a new judicial panel as part of his appeal of the Paris Trial Court’s 2011 ruling. In May 2014, the new judicial panel rendered its decision, affirming the Paris Trial Court’s finding that Mr. Bronfman was guilty of the charge, but stated that its finding would appear only in French judicial records (and not in Mr. Bronfman’s public record), removed the suspended sentence imposed by the Paris Trial Court and suspended 2.5 million euros of the original fine of 5 million euros. The new judicial panel affirmed the Paris Trial Court’s finding that Mr. Bronfman was not liable to the civil claimants. Mr. Bronfman has appealed the verdict and believes that his trading in Vivendi stock was proper. Under French law, the penalty is suspended pending the final outcome of the case.